EX-99.B-77G

                      WADDELL & REED ADVISORS FUNDS, INC.

SUB-ITEM 77G(a):    Defaults on senior securities

     Waddell & Reed Advisors Funds, Inc. - Science and Technology Fund

1.   Pacific Gas & Electric BMS


$13,000,000 Commercial Paper
due 1/26/2001
CUSIP 69430JNS8
This is a monetary default of maturity
Default date is 2/24/2001
Amount of default per $1,000 face amount is $ 1,000
Total amount of default is $ 13,000,000